UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 26, 2017

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the three and six-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2017 and for the three and six-month periods then ended

Content

Report on review of interim condensed consolidated financial statements
Interim condensed consolidated financial statements
Interim condensed consolidated statements of financial position
Interim condensed consolidated statements of profit or loss
Interim condensed consolidated statements of other comprehensive income
Interim condensed consolidated statements of changes in equity
Interim condensed consolidated statements of cash flows
Notes to the interim condensed consolidated financial statements

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction
We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the "Group") as of June 30, 2017, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and six-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review
We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru
July 20, 2017

Countersigned by:

Carlos Valdivia Valladares
C.P.C.C. Register No. 27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position
As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

	Note	As of June 30, 2017	As of December 31, 2016
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	49,407	80,215
Trade and other receivables	4	96,630	81,121
Income tax prepayments		43,829	46,546
Inventories	5	341,663	346,535
Prepayments		15,297	7,909
Total current asset		546,826	562,326
Assets held for distribution		-	338,411
Non-current assets
Trade and other receivables	4	23,806	25,120
Prepayments		652	1,222
Available-for-sale financial investments	12	21,811	657
Derivative financial instruments	12	41,338	69,912
Property, plant and equipment	6	2,226,557	2,273,048
Exploration and evaluation assets		44,980	43,028
Deferred income tax assets		7,025	6,350
Other assets		447	549
Total non-current assets		2,366,616	2,419,886
Total assets		2,913,442	3,320,623
Liabilities and equity
Current liabilities
Trade and other payables	7	133,117	142,773
Income tax payable		2,328	3,464
Provisions	8	12,657	31,711
Total current liabilities		148,102	177,948
Liabilities directly related to assets held for distribution		-	2,704
Non-current liabilities
Interest-bearing loans and borrowings	12	967,469	998,148
Other non-current provisions		22,042	22,042
Deferred income tax liabilities		136,956	139,752
Total non-current liabilities		1,126,467	1,159,942
Total liabilities		1,274,569	1,340,594
Equity
Capital stock		423,868	531,461
Investment shares		40,279	50,503
Treasury shares		(119,005)	(108,248)
Additional paid-in capital		426,020	545,165
Legal reserve		155,679	188,075
Other reserves		(16,936)	(16,602)
Retained earnings		716,432	677,086
Equity attributable to equity holders of the parent		1,626,337	1,867,440
Non-controlling interests		12,536	112,589
Total equity		1,638,873	1,980,029
Total liabilities and equity		2,913,442	3,320,623

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss
For the three and six-month periods ended June 30, 2017 and June 30, 2016 (both unaudited)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Note	2017	2016	2017	2016
		S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	14	282,855	301,007	562,984	609,775
Cost of sales		(172,681)	(172,926)	(339,871)	(367,466)
Gross profit		110,174	128,081	223,113	242,309

Operating income (expense)
Administrative expenses		(49,259)	(47,132)	(97,609)	(93,533)
Selling and distribution expenses		(11,314)	(10,482)	(23,453)	(19,558)
Other operating (expenses) income, net		(2,283)	(1,254)	(2,977)	3,294
Total operating expenses, net		(62,856)	(58,868)	(124,039)	(109,797)
Operating profit		47,318	69,213	99,074	132,512

Other income (expenses)
Finance income		2,485	348	4,015	614
Finance costs		(18,795)	(18,908)	(36,505)	(35,747)
Net loss from exchange difference		(1,087)	(739)	(2,197)	(4,896)
Total other expenses, net		(17,397)	(19,299)	(34,687)	(40,029)
Profit before income tax		29,921	49,914	64,387	92,483

Income tax expense	9	(8,657)	(15,901)	(20,678)	(28,998)

Profit for the period from continuing operations		21,264	34,013	43,709	63,485

Loss for the period from discontinued operations		-	(2,709)	(754)	(4,440)
Profit for the period		21,264	31,304	42,955	59,045
Attributable to:
Equity holders of the parent		21,413	32,485	43,718	60,944
Non-controlling interests		(149)	(1,181)	(763)	(1,899)

		21,264	31,304	42,955	59,045
Earnings per share
Basic and diluted profit for the period attributable to equity holders of common shares and investment shares of the parent (S/per share)	11	0.05	0.06	0.09	0.11

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income
For the three and six-month periods ended June 30, 2017 and June 30, 2016 (both unaudited)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Note	2017	2016	2017	2016
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		21,264	31,304	42,955	59,045

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial investments		(61)	72	(51)	213
Net (loss) gain on cash flow hedges	12	(8,846)	(22,184)	(423)	3,343
Deferred income tax related to component of other comprehensive income	9	2,628	5,750	140	(924)
Other comprehensive income for the period, net of income tax		(6,279)	(16,362)	(334)	2,632
Total comprehensive income, net of income tax		14,985	14,942	42,621	61,677

Total comprehensive income attributable to:
Equity holders of the parent		15,134	16,123	43,384	63,576
Non-controlling interests		(149)	(1,181)	(763)	(1,899)

		14,985	14,942	42,621	61,677

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity
For the six-month periods ended June 30, 2017 and June 30, 2016 (both unaudited)

	Attributable to equity holders of the parent

	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain on available-for-sale investments	Unrealized gain on derivative financial instruments	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2016	531,461	50,503	(108,248)	553,466	176,458	(11)	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the period	-	-	-	-	-	-	-	60,944	60,944	(1,899)	59,045
Other comprehensive income	-	-	-	-	-	159	2,473	-	2,632	-	2,632
Total comprehensive income	-	-	-	-	-	159	2,473	60,944	63,576	(1,899)	61,677

Appropriation of legal reserve	-	-	-	-	6,094	-	-	(6,094)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	-	473	473
Other adjustments of non-controlling interests, note 1	-	-	-	(7,521)	-	-	-	-	(7,521)	7,521	-

Balance as of June 30, 2016	531,461	50,503	(108,248)	545,945	182,552	148	14,133	782,615	1,999,109	109,175	2,108,284

Balance as of January 1, 2017	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029
Profit for the period	-	-	-	-	-	-	-	43,718	43,718	(763)	42,955
Other comprehensive income	-	-	-	-	-	(36)	(298)	-	(334)	-	(334)
Total comprehensive income	-	-	-	-	-	(36)	(298)	43,718	43,384	(763)	42,621

Appropriation of legal reserve	-	-	-	-	4,372	-	-	(4,372)	-	-	-
Contributions of non-controlling interests	-	-	-	-	-	-	-	-	-	491	491
Acquisition of treasury shares	-	-	(34,216)	-	-	-	-	-	(34,216)	-	(34,216)
Splitting effects of equity block, note 1	(107,593)	(10,224)	23,459	(118,569)	(36,957)	-	-	-	(249,884)	(100,357)	(350,241)
Terminated dividends, note 7	-	-	-	-	189	-	-	-	189	-	189
Other adjustments of non-controlling interests, note 1	-	-	-	(576)	-	-	-	-	(576)	576	-

Balance as of June 30, 2017	423,868	40,279	(119,005)	426,020	155,679	109	(17,045)	716,432	1,626,337	12,536	1,638,873

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows
For the three and six-month periods ended June 30, 2017 and June 30, 2016 (both unaudited)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Note	2017	2016	2017	2016
		S/(000)	S/(000)	S/(000)	S/(000)
Operating activities
Profit before income tax		29,921	46,459	63,082	86,380
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization		27,972	27,173	58,623	51,349
Finance costs		18,795	18,086	36,505	34,925
Long-term incentive plan	10	2,851	2,518	5,701	4,744
Allowance for doubtful accounts		300	-	600	50
Unrealized exchange difference related to monetary transactions		67	683	154	1,175
Provision for inventory obsolescence		-	1,107	-	1,107
Finance income		(2,485)	(350)	(4,015)	(616)
Net gain on disposal of property, plant and equipment		(82)	(164)	(224)	(164)
Other operating, net		(318)	248	(289)	982

Working capital adjustments
(Increase) decrease in trade and other receivables		(15,529)	(1,627)	(16,190)	20,363
Decrease (increase) in prepayments		2,814	(3,581)	(3,962)	(16,394)
Decrease (increase) in inventories		6,972	(61,399)	4,912	(47,152)
(Decrease) increase in trade and other payables		(29,513)	39,330	(25,753)	12,150
		41,765	68,483	119,144	148,899

Interests received		302	349	697	599
Interests paid		(550)	(694)	(22,997)	(24,535)
Income tax paid		(8,081)	(9,442)	(20,175)	(38,273)
Net cash flows provided from operating activities		33,436	58,696	76,669	86,690
Which includes cash used in discontinued operations for		-	(4,447)	(2,611)	(10,024)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

		For the three-month period ended June 30,		For the six-month periods ended June 30,
	Note	2017	2016	2017	2016
		S/(000)	S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment	6	(6,801)	(43,641)	(20,080)	(98,415)
Purchase of evaluation and exploration assets		1,038	(1,097)	(5,731)	(7,135)
Related party loan		-	-	(5,953)	-
Proceeds from sale of property, plant and equipment		2,926	169	3,068	169
Net cash used in investing activities		(2,837)	(44,569)	(28,696)	(105,381)
Which includes cash used in investment activities of discontinued operations for		-	(2,471)	(6,410)	(17,637)

Financing activities
Contribution of non-controlling interests	1	401	-	491	473
Repurchase of investment shares		-	-	(34,216)	-
Payment of hedge commissions		(196)	-	(13,608)	(14,003)
Dividends paid		126	215	(184)	-
Net cash flows provided from (used in) financing activities		331	215	(47,517)	(13,530)
Which includes cash provided from financing activities of discontinued operations for		-	-	5,953	-
Net increase (decrease) in cash and cash equivalents		30,930	14,342	456	(32,221)
Net foreign exchange difference		(67)	(683)	(154)	(1,175)
Cash and cash equivalents at the beginning of the period		18,544	110,952	80,215	158,007
Transfer of cash and cash equivalent due to spin-off	1	-	-	(34,178)	-
Change in cash and cash equivalents of discontinued operations		-	-	3,068	-
Cash and cash equivalents at the end of the period	3	49,407	124,611	49,407	124,611
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		67	683	154	1,175

See transfer of net assets that did not generated cash flows in Note 1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements
As of June 30, 2017 and 2016 (both unaudited), and December 31, 2016 (audited)

1.	Economic activity
Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares.

The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of June 30, 2017, December 31, 2016 and June 30, 2016. The consolidated financial statements of Inversiones ASPI S.A. are not available for public use because their shares are not listed on the Lima Stock Exchange.

The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and selling of cement, blocks, concrete and quicklime in Peru’s northern region.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of June 30, 2017 and for the six-month period then ended, were authorized for issuance by the Company’s Management on July 20, 2017.

Spin-off of net assets
On September 2016, the General Shareholders’ Meeting of the Company approved a spin-off project that would allow the transfer of a portion of net assets (composed by the assets and liabilities of the Company's interest in Fosfatos del Pacífico S.A.) to Fossal S.A.A. (enterprise created as a subsidiary of Inversiones ASPI S.A.). The purpose of the spin-off is to allocate the assets and liabilities of the Company in accordance with the specialization of each business, creating greater flexibility for shareholders and greater clarity in long-term operations.

The project contemplated that, for each common and investment shares of Cementos Pacasmayo S.A.A., the shareholders would receive approximately 0.20 common and investment shares of Fossal S.A.A. and approximately 0.80 common and investment shares of Cementos Pacasmayo S.A.A.

On March 1, 2017, the spin-off project was executed; in consequence, capital stock, investment shares, additional capital and legal reserve decreased by S/107,593,000, S/10,224,000, S/118,569,000 and S/36,957,000, respectively. The related non-controlling interest was reduced by S/100,357,000.

Notes to interim condensed consolidated financial statements (continued)

As of March 1, 2017, the assets and liabilities transferred of Fosfatos del Pacifico S.A. (net of intercompany eliminations), mainly comprise the following:

S/(000

Assets -
Cash and cash equivalents	34,178
Accounts receivable from related parties	5,822
Inventories	2,694
Income tax prepayments	3,892
Other current assets	5,126
Other receivables non current	50,200
Property, plant and equipment, net	204,975
Exploration and evaluation assets	52,578
Deferred income tax assets	23,173
382,638
Liabilities and equity -
Trade and other payables	8,938
Capital stock	107,593
Investment shares	10,224
Additional paid-in capital	118,569
Other reserves	36,957
Non-controlling interest	100,357

382,638

As of the date of the spin-off’s execution, part of the investment shares transferred to Fossal S.A.A. were owned by Cementos Pacasmayo SAA (treasury shares). As consecuence the Company received 9,148,373 investment shares of Fossal S.A.A., which were recorded as available-for-sale investments, at cost, for an amount of S/21,206,000. The difference between the financial and tax value of those investments generated a deferred income tax asset of S/2,253,000.

Except for the aforementioned spin-off, as of June 30, 2017, there were no changes in the main activities of the subsidiaries included in the consolidated financial statements as of December 31, 2016.

Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.
In order to finance the Salmueras Project, the General Shareholders' Meetings of the subsidiary Salmueras Sudamericanas S.A. of Jun 13, 2017, December 13, 2016 and February 2, 2016, agreed contributions of S/3,467,000, S/783,000 and S/4,100,000, respectively. Under this agreement, during the six-month period ended June 30, 2017 and 2016, contributions made by Quimpac S.A. amounted to S/490,000 and S/473,000, respectively.

Notes to interim condensed consolidated financial statements (continued)
All these contributions are partial payments of the capital commitment that might be assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

The differences between capital contributions and interests acquired by each shareholder amounted to S/576,000 during the six-month period ended June 30, 2017 (S/556,000 during the six-month period ended June 30, 2016), were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Fosfatos del Pacifico S.A.
During February 2016, the Company made an additional capital contribution of S/23,216,000, which was approved by the Board of Directors; this contribution did not include a change in the percentage interests held by the current shareholders.

This capital contribution was used as working capital of the brick plant. The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/6,965,000 during the six-month period ended June 30, 2016, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

As indicated in previous paragraphs, the net assets corresponding to the investment in Fosfatos del Pacífico S.A. was transferred to Fossal S.A.A. on March 1, 2017.

2.	Basis of preparation and changes to the Group’s accounting policies
2.1	Basis of preparation -
The interim condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments, derivatives financial instruments and the call-option that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2016.

In addition to the information on accounting policies mentioned in the consolidated financial statements as of December 31, 2016, as of June 30, 2017 the available for sale financial investments on Fossal S.A.A. are carried out at cost in accordance with the criteria established in IAS 39.

Notes to interim condensed consolidated financial statements (continued)
New standards, interpretations and amendments
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group´s annual financial statements for the year ended December 31, 2016.

Several new standards and amendments apply for the first time in 2017. However, they do not impact the interim condensed consolidated financial statements or the annual consolidated financial statements of the Group.

For information purpose, following is a summary of the nature and impact of each new standard:

-	Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative
The amendments require entities to provide disclosure about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Group is not required to provide additional disclosures in its condensed interim consolidates financial statements. These amendments are not expected to have any impact on the Group.

-	Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrecognized Losses
The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this amendment must disclose that fact.

These amendments are not expected to have any impact on the Group.

Notes to interim condensed consolidated financial statements (continued)
-	Annual Improvements 2014-2016 Cycle
Amendments to IFRS 12 Disclosure of Interest in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10-B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or include in a disposal group that is classified) as held for sale.

The Group has adopted the amendments retrospectively. As the disclosure requirements in IFRS 12 do not specifically apply to the interim condensed consolidated financial statements, the Group will disclose the required information in its annual consolidated financial statements for the year ended 31 December 2017.

2.2	Basis of consolidation - The condensed interim consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, 2017 and 2016.

2.3	Seasonality of operations - Seasonality is not relevant to the Group's activities.

3.	Cash and cash equivalents
(a)	This caption consists of the following:

	As of June 30, 2017	As of December 31, 2016	As of June 30, 2016
	S/(000)	S/(000)	S/(000)

Cash on hand	1,096	1,391	1,432
Cash at banks (b)	18,311	28,424	24,744
Short-term deposits (c)	30,000	50,400	98,435
Cash balances included in statements of cash flows	49,407	80,215	124,611

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)
As of June 30, 2017, December 31, 2016 and June 30, 2016, the short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and have maturities of less than three months since its inception.

Notes to interim condensed consolidated financial statements (continued)
4.	Trade and other receivables
As of June 30, 2017 and December 31, 2016 this caption mainly includes trade receivables, value-added tax credit (VAT), interest receivables and tax refund receivable. In this specific case, according to the Company’s management and its legal advisor’s opinion, it is more likely than not that the subsidiary will recover these tax refunds, since it complied with all the formal and substantive requirements to obtain the VAT benefit. As a result, the Company’s management has concluded that there is no need to record a valuation allowance for this VAT credit.

5.	Inventories
As of June 30, 2017 and December 31, 2016 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment
During the three and six-month periods ended June 30, 2017 the additions of the Group amounted approximately to S/15,372,000 and S/19,120,000, respectively (S/33,372,000 and S/70,992,000 during the three and six-month periods ended June 30, 2016).

7.	Trade and other payables
As of June 30, 2017 and December 31, 2016, this caption includes trade payables, interest and swap commissions, dividends among other minor payables. As of June 30, 2017 dividends payable amounted to S/4,697,000 (S/5,070,000 as of December 31, 2016). In order to comply with Peruvian law requirements, S/189,000 corresponding to dividends payable with aging greater than ten years were capitalized and recorded in the legal reserve caption, in equity.

8.	Provisions
As of June 30, 2017 and December 31, 2016, this caption includes workers’ profit sharing, long-term incentive plan and rehabilitation provision.

The decrease in this caption mainly corresponds to the payment of employee shares and a portion of the long-term incentive plan, these payments were made during the first and second quarter of 2017, respectively.

9.	Income tax
The Company calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

Notes to interim condensed consolidated financial statements (continued)
The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2017	2016	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)

Current income tax expense	(4,113)	(16,272)	(21,756)	(30,316)
Deferred income tax	(4,544)	371	1,078	1,318
Income tax expense recognized in the consolidated statements of profit or loss	(8,657)	(15,901)	(20,678)	(28,998)
Income tax recognized in other comprehensive income	2,628	5,750	140	(924)
Income tax recognized on equity	-	-	2,253	-
Total income tax	(6,029)	(10,151)	(18,285)	(29,922)

Following is the composition of deferred tax related to items recognized in OCI:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2017	2016	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)

Unrealized gain (loss) on available-for-sale financial investments	18	(17)	15	(54)
Unrealized gain (loss) on derivative financial instruments	2,610	5,767	125	(870)

Total deferred income tax in OCI	2,628	5,750	140	(924)

10.	Related party transactions
During the six-months periods ended June 30, 2017 and 2016, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

Notes to interim condensed consolidated financial statements (continued)
	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2017	2016	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)

Income
Inversiones ASPI S.A.
Fees from office lease	3	3	6	6
Fees for management and administrative services	153	273	397	547

Servicios Corporativos Pacasmayo S.A.C. (Sercopa)
Fees from office lease	2	3	5	6
Fees for management and administrative services	1	2	4	4

Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	84	85	168	174
Fees from leasing of parking	79	80	158	164

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	86	-	112	-
Fees for management and administrative services	537	-	721	-

Fossal S.A.A. (Fossal)
Fees from office lease	3	-	10	-
Fees for management and administrative services	12	-	16	-

Expense
Security services provided by Compañía Minera Ares S.A.C.	137	285	411	542

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of June 30, 2017 and December 31, 2016:

	June 30, 2017		December 31, 2016
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	1,398	-	-	-
Inversiones ASPI S.A.	332	-	109	-
Others	516	-	595	-

	2,246	-	704	-

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended June 30, 2017 and December 31, 2016, the Group has not recorded any impairment of receivables from related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Notes to interim condensed consolidated financial statements (continued)

Compensation of key management personnel of the Group -
The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short term compensations expense amounted to S/5,186,000 y S/10,210,000 during the three and six-month periods ended June 30, 2017, respectively (S/4,657,000  and  S/9,338,000 during the three and six-month periods ended June 30, 2016) , and the total long term compensations expense amounted to a S/2,851,000 y S/5,701,000 during the three and six-month periods ended June 30, 2017,respectively (S/2,518,000 and  S/4,744,000 during the three and six-month periods ended June 30, 2016).  The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

11.	Earnings per share (EPS)
Basic earnings per share amounts are calculated by dividing net profit for the six-month period ended June 30, 2017 and 2016 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of June 30, 2017 and 2016.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2017	2016	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)

Numerator
Net profit from continuing operations attributable to ordinary equity holders of the Parent	21,413	34,203	44,107	63,665
Net loss from discontinued operations attributable to ordinary equity holders of the Parent.	-	(1,718)	(389)	(2,721)
Net profit attributable to ordinary equity holders of the Parent	21,413	32,485	43,718	60,944

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2017	2016	2017	2016
	Thousands	Thousands	Thousands	Thousands

Denominator
Weighted average number of common and investment shares	428,106	544,687	464,517	544,687

Notes to interim condensed consolidated financial statements (continued)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2017	2016	2017	2016
	S/	S/	S/	S/

Basic and diluted profit for common and investment shares from continuing operations	0.05	0.07	0.10	0.12
Basic and diluted loss for common and investment shares from discontinued operations	(0.00)	(0.01)	(0.01)	(0.01)
Basic and diluted profit for common and investment shares from continuing and discontinued operations	0.05	0.06	0.09	0.11

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

12.	Financial instruments
(a)	Financial asset and liabilities –
Financial assets –

	As of June 30, 2017	As of December 31, 2016
	S/(000)	S/(000)

Financial instruments at fair value through of other comprehensive income
Derivative financial instruments (cross currency swaps)	41,338	69,912
Total cash flow hedge	41,338	69,912

Available-for-sale financial investments at fair value through other comprehensive income
Quoted equity shares	605	657
Total available-for-sale investments	605	657

Total financial assets at fair value	41,943	70,569

Financial instruments at fair value through other comprehensive income reflect the positive change in fair value of cross currency swap contracts, designated as cash flow hedges to hedge the Senior Notes balance denominated in US dollars.

Notes to interim condensed consolidated financial statements (continued)
Except cash flow hedge and available-for-sale investments, all financial assets which included cash and cash equivalents and trade and other receivables, are classified in the category of loans and receivables, are non-derivative financial assets carried at amortized cost and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties. In the case of investments available for sale without public listing, the Company has opted to value them at acquisition cost in accordance with IAS 39, as of June 30, 2017, the carrying value of these investments amounts to S/21,206,000.

Financial liabilities -
All financial liabilities of the Group including trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(b)	Hedging activities and derivatives -
Cash flow hedges -
Foreign currency risk -
As of June 30, 2017 the Group maintain Cross currency swap contracts for a notional amount of US$300,000,000, which are measured at fair value through other comprehensive income and designated as hedging instruments in cash flows hedges of Senior Notes denominated in US dollars.

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

As of June 30, 2017
	Assets	Liabilities
	S/(000)	S/(000)
Cross currency swap contracts designated as hedging instruments
Fair value	41,338	-

	41,338	-

As of December 31, 2016
	Assets	Liabilities
	S/(000)	S/(000)
Cross currency swap contracts designated as hedging instruments
Fair value	69,912	-

	69,912	-

Notes to interim condensed consolidated financial statements (continued)
The terms of the cross currency swaps contracts match the terms of the related Senior Notes.
The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized loss of S/8,846,000 and S/423,000 for the three and six-month periods ended June 30, 2017; respectively (unrealized loss of S/22,184,000 and a unrealized gain of S/3,343,000 for the three and six-month periods ended June 30, 2016, respectively) is included in other comprehensive income.  The amounts retained in other comprehensive income as of June 30, 2017 are expected to mature and affect the consolidated statement of profit or loss on 2023.

(c)	Fair values –
Set out below is a comparison of the carrying amounts and fair values of financial instruments as of June 30, 2017 and December 31, 2016:

	Carrying amount		Fair value
	2017	2016	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivatives financial assets – Cross currency swaps	41,338	69,912	41,338	69,912
Available-for -sale financial investments	605	657	605	657
Total financial assets – non – current	41,943	70,569	41,943	70,569
Financial liabilities
Financial obligations:
Senior Notes	967,469	998,148	1,000,727	1,012,607

Total financial liabilities	967,469	998,148	1,000,727	1,012,607

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts due to short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-
The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data.  The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

Notes to interim condensed consolidated financial statements (continued)

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative.  CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio.  CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-
The fair value of the quoted senior notes is based on price quotations at the reporting date, net of issuance costs.  The Group has not unquoted liability instruments for which fair value is disclosed as of June 30, 2017 and December 31, 2016.

-
Fair value of available-for-sale investments is derived from quoted market prices in active markets, except for Fossal S.A.A which are carried out at cost in accordance with the criteria established in IAS 39.

(d)	Fair value hierarchy-
All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Notes to interim condensed consolidated financial statements (continued)
Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of
June 30, 2017 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	41,338	-	41,338
Available-for-sale financial investments:
Quoted equity shares	605	605	-
Total financial assets	41,943	605	41,338

Liabilities for which fair values are disclosed:
Senior Notes	1,000,727	1,000,727	-
Total financial liabilities	1,000,727	1,000,727	-

There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2016 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	69,912	-	69,912
Available-for-sale financial investments:
Quoted equity shares	657	657	-
Total financial assets	70,569	657	69,912
Liabilities for which fair values are disclosed:
Senior Notes	1,012,607	1,012,607	-
Total financial liabilities	1,012,607	1,012,607	-

There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).
Risk management activities-
As a result of its activities, the Group is exposed to foreign currency risk therefore the Company has acquired hedge financial instruments to mitigate that risk. Since November, 2014 the Group uses cross currency swaps to hedge the foreign currency risk of the Senior Notes denominated in US dollars. During the six-month period ended June 30, 2017 was a moderate volatility in the US Dollar exchange rate against the Sol which effects were partially mitigated by the cross currency swaps hedge signed by the Company.

Notes to interim condensed consolidated financial statements (continued)

As of June 30, 2017 and December 31, 2016, except for the financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

13.	Commitments and contingencies
Operating lease commitments – Group as lessor
As of June 30, 2017, the Company, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable and for the three and six-month periods ended June 30, 2017 provided an income of S/84,000 and S/168,000 respectively (S/85,000 and S/174,000 for the three and six-months ended June 30, 2016, respectively).

Capital commitments
As of June 30, 2017, the Group had the following main commitments:

-	Commitment of capital contribution, if developed, on brine Project up to US$100,000,000. In connection with this commitment, as of June 30, 2017 the Group has made contributions for S/58,360,800.

Other commitments
-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.

-
Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of June 30, 2017, the Group has accomplished the requirements established in this agreement.

Environmental matters
The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2016.

Tax situation
The Company is subject to Peruvian tax law. As of June 30, 2017, the income tax rate is 29.5 percent (28 percent as of December 31, 2016 and June 30, 2016) of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.
According to Legislative Decree No.1261, issued in December 2016, the income tax rate for 2017 onwards is 29.5 percent of the taxable profit after deducting employee participation, and the additional tax on dividend income is 5 percent, applicable to earnings generated from 2017 onwards. This Legislative Decree replaces Law No.30296, which established a 27 percent income tax rate for the years 2017 and 2018, and of 26 percent for the year 2019 onwards, as well an additional tax on dividend income of 8 percent for the years 2017 and 2018, and of 9.3 percent for 2019 onwards.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of June 30, 2017.

Notes to interim condensed consolidated financial statements (continued)

During the four years after the year tax returns filing, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2012-2016	2013-2016
Cementos Selva S.A.	2012-2013/2015-2016	2013-2016
Distribuidora Norte Pacasmayo S.R.L.	2012-2013/2015-2016	2013-2016
Empresa de Transmisión Guadalupe S.A.C.	2012-2016	2013-2016
Salmueras Sudamericanas S.A.	2012-2016	2013-2016
Calizas del Norte S.A.C. (on liquidation)	2013/2015-2016	2013-2016

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of June 30, 2017 and the consolidated financial statements as of December 31, 2016.

Legal claim contingency
As of June 30, 2017, some third parties have commenced actions against the Group in relation with its operations, they claim a total amount of S/9,492,000. From this total amount, S/2,291,000  corresponded to labor claims from former employees; S/2,298,000 and S/4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Notes to interim condensed consolidated financial statements (continued)
Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty
Third parties
In 2007, The Company signed an agreement with Activos Mineros S.A.C., Fundación Comunal San Martin de Sechura with the participation of Pro Inversión related to the use of the Bayovar concession 4, which contains seashells. As part of this agreement, the Company is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$5.1 to each of them per metric ton of calcareous extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons.

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities.  This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. As part of this agreement, the Company is required to pay an equivalent amount of US$4.5 each for each metric tons of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

Interest-bearing loans and borrowings covenants
Senior Notes
In February 2013, the Company issued Senior Notes by US$300,000,000 with interest rate of 4.50% and maturity on 2023. During the six-month period ended as of June 30, 2017, the Senior Notes accrued interest for S/22,438,000 net of capitalization of interest (S/20,902,000 during the six-month period ended as of June 30, 2016).

In the case that the Company and Guarantee Subsidiaries requires to issue debt or equity instruments or merges with another company, dispose or rent significant assets, the Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of June 30, 2017, the Company has not entered in any of the operations previously mentioned.

Notes to interim condensed consolidated financial statements (continued)

14.	Segment information
For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenues from external customers		Gross margin		Profit (loss) before income tax		Income tax		Net income from continuing operations		Net loss from discontinued operations		Profit for the period
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

For the three-month periods ended
Cement, concrete and blocks	247,632	265,527	106,771	121,870	32,552	49,720	(9,428)	(16,111)	23,124	33,609	-	-	23,124	33,609
Construction supplies	15,858	13,593	221	446	(759)	(184)	238	64	(522)	(120)	-	-	(522)	(120)
Quicklime	19,361	22,387	3,229	5,922	(897)	1,574	264	(503)	(632)	1,071	-	-	(632)	1,071
Other	4	(500)	(47)	(157)	(975)	(1,196)	269	649	(706)	(547)	-	(2,709)	(706)	(3,256)

Consolidated	282,855	301,007	110,174	128,081	29,921	49,914	(8,657)	(15,901)	21,264	34,013	-	(2,709)	21,264	31,304

For the six-month periods ended
Cement, concrete and blocks	493,251	544,021	215,328	232,450	69,712	92,845	(22,388)	(29,379)	47,324	63,466	-	-	47,324	63,466
Construction supplies	28,808	28,167	735	392	(992)	(841)	319	266	(674)	(575)	-	-	(674)	(575)
Quicklime	40,919	37,026	7,146	9,386	(1,767)	2,089	567	(661)	(1,199)	1,428	-	-	(1,199)	1,428
Other	6	561	(96)	81	(2,566)	(1,610)	824	776	(1,742)	(834)	(754)	(4,440)	(2,496)	(5,274)

Consolidated	562,984	609,775	223,113	242,309	64,387	92,483	(20,678)	(28,998)	43,709	63,485	(754)	(4,440)	42,955	59,045

Notes to interim condensed consolidated financial statements (continued)

	Segment assets	Other assets	Assets held for distribution	Total assets	Segment liabilities	Liabilities directly related to assets held for distribution	Total liabilities
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

June 30, 2017
Cement, concrete and blocks	2,615,892	41,338	-	2,657,230	1,251,204	-	1,251,204
Construction supplies	29,269	-	-	29,269	22,207	-	22,207
Quicklime	119,929	-	-	119,929	-	-	-
Other	85,203	21,811	-	107,014	1,158	-	1,158

Consolidated	2,850,293	63,149	-	2,913,442	1,274,569	-	1,274,569

December 31, 2016
Cement, concrete and blocks	2,678,871	69,912	-	2,748,783	1,316,144	-	1,316,144
Construction supplies	27,652	-	-	27,652	20,760	-	20,760
Quicklime	122,446	-	-	122,446	-	-	-
Other	82,674	657	338,411	421,742	986	2,704	3,690

Consolidated	2,911,643	70,569	338,411	3,320,623	1,337,890	2,704	1,340,594

Notes to interim condensed consolidated financial statements (continued)

During the six-month period ended June 30, 2017 and 2016 there were no inter-segment revenues.

The “other” line includes activities that do not meet individually the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

Other assets
As of June 30, 2017 corresponds to the available-for-sale investments caption by S/21,811,000 and fair value of financial derivative instruments (cross currency swaps) for S/41,338,000 (S/657,000 and S/69,912,000, respectively as of December 31, 2016). Fair value of financial derivative instruments is allocated to cement segment, and available for sale financial investments are not allocated to any segment.

Geographic information
All revenues are from Peruvian clients.

As of June 30, 2017 and December 31, 2016, all non-current assets are located in Peru.